UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Crescent Energy Company
(Name of Issuer)

Class A Common Stock, Par Value of $0.0001 Per Share
(Title of Class of Securities)

44952J 104
(CUSIP Number)

Brandi Kendall
Chief Financial Officer
Independence Energy Aggregator L.P.
600 Travis Street, Suite 7200
Houston, TX 77002
(713) 481-7782
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

June 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Independence Energy Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,234,496 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
54,234,496 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,234,496 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock, par value $0.0001 per share, of Crescent Energy Company (the “Issuer” and such stock, “Class B Common Stock”) and an equivalent number of units representing limited liability company interests of Crescent Energy OpCo LLC (f/k/a IE OpCo LLC, “OpCo”, and such units, “OpCo LLC Units”), which together are exchangeable for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock) on a one-for-one basis pursuant to the Amended and Restated LLC Agreement of OpCo (“OpCo LLC Agreement”).

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by Independence Energy Aggregator L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Independence Energy Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,234,496 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
54,234,496 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,234,496 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by Independence Energy Aggregator GP LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Upstream Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,806,850 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
54,806,850 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by KKR Upstream Associates LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Assets Holdings III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by KKR Group Assets Holdings III L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by KKR Financial Holdings LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Assets III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by KKR Group Assets III GP LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by KKR Group Partnership L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by KKR Group Holdings Corp., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by KKR Group Co. Inc., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by KKR & Co. Inc., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by KKR Management LLP, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by Mr. Kravis, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
54,806,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
54,806,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,806,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5 below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by Mr. Roberts, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021, as amended on September 15, 2022 and June 6, 2023 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Crescent Energy Company, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 600 Travis Street, Suite 7200, Houston, Texas 77002.

This Amendment No. 3 is being filed by the Reporting Persons to report that Independence Energy Aggregator L.P. (“IE Aggregator”) converted certain of its shares of Class B Common Stock and OpCo LLC Units into an equal number of shares of Class A Common Stock and distributed such shares of Class A Common Stock to certain of IE Aggregator’s indirect limited partners. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Act, by:

(i) Independence Energy Aggregator L.P., a Delaware limited partnership;

(ii) Independence Energy Aggregator GP LLC, a Delaware limited liability company;

(iii) KKR Upstream Associates LLC, a Delaware limited liability company;

(iv) KKR Group Assets Holdings III L.P., a Delaware partnership;

(v) KKR Financial Holdings LLC, Delaware limited liability company;

(vi) KKR Group Assets III GP LLC, a Delaware limited liability company;

(vii) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(viii) KKR Group Holdings Corp., a Delaware corporation;

(ix) KKR Group Co. Inc., a Delaware corporation;

(x) KKR & Co. Inc., a Delaware corporation;

(xi) KKR Management LLP, a Delaware limited liability partnership;

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

IE Aggregator is the direct beneficial owner of the shares of Class B Common Stock reported in this Schedule 13D. Independence Energy Aggregator GP LLC (“Aggregator GP”) is the general partner of IE Aggregator. KKR Upstream Associates LLC is the sole member of Aggregator GP, and is the direct beneficial owner of the shares of Class A Common Stock reported in this Schedule 13D. KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC are the controlling members of KKR Upstream Associates LLC. KKR Group Assets III GP LLC is the general partner of KKR Group Assets Holdings III L.P. KKR Group Partnership L.P. is the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Ryan Stork, and Kathryn King Sudol is a director and executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Stork and Ms. Sudol. The directors of KKR & Co. Inc. are listed on amended and restated Annex A attached hereto, which is incorporated herein by reference (“Annex A”).

Each of Messrs. Bae, Nuttall, and Stork and Ms. Sudol is a United States citizen. Mr. Lewin is a Canadian citizen.

(b) The address of the business office of each of IE Aggregator and Aggregator GP is 600 Travis Street, Suite 7200, Houston, Texas 77002. The address of the business office of each of the other Reporting Persons and individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.

(c) KKR Group Assets Holdings III L.P., KKR Group Partnership L.P., KKR Group Co. Inc., KKR & Co. Inc. and KKR Management LLP are principally engaged in being holding companies. Aggregator GP, KKR Upstream Associates LLC, KKR Financial Holdings LLC, KKR Group Assets III GP LLC, and KKR Group Holdings Corp. are principally engaged in being the general partners or sole or managing members, as described above, of their respective partnerships and limited liability companies.  IE Aggregator is principally engaged in making investments.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

IE Aggregator holds 54,234,496 shares of Class B Common Stock and the same number of OpCo LLC Units. KKR Upstream Associates LLC holds 572,354 shares of Class A Common Stock. The terms of the Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”) provide for certain holders of the OpCo LLC Units with certain rights to cause OpCo to acquire all or a portion of the OpCo LLC Units (the “Redemption Right”) for, at OpCo’s election, (a) shares of Class A Common Stock of the Issuer at a redemption ratio of one share of Class A Common Stock for each OpCo LLC Unit redeemed, subject to conversion rate adjustments for any equity split, equity distribution, reclassification or other similar transaction, or (b) an equivalent amount of cash based on the trading price of a share of Class A Common Stock of the Issuer on the trading day that is immediately prior to the date of the redemption. As a result, for the purpose of Rule 13d-3 under the Act, each of IE Aggregator and Aggregator GP may be deemed to be the beneficial owners of an aggregate of 54,234,496 shares of Class A Common Stock, which represents approximately 41.7% of the outstanding Class A Common Stock, based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5(c) below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by IE Aggregator and Aggregator GP, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, IE Aggregator and Aggregator GP would hold approximately 32.5% of the outstanding Class A Common Stock, based on a combined total of 167,006,924 shares of Class A Common Stock.

Each of KKR Upstream Associates LLC, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC, KKR Group Assets III GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., KKR Management LLP, Henry R. Kravis and George R. Roberts (together, the “KKR Group”) may be deemed to be the beneficial owners of an aggregate of 54,806,850 shares of Class A Common Stock under Rule 13d-3 of the Act. The aggregate number of shares of Class A Common Stock beneficially owned by the KKR Group represents approximately 42.1% of the outstanding Class A Common Stock, based on a combined total of 130,193,296 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2023. This combined total consists of (a) 75,958,800 shares of Class A Common Stock, consisting of 48,361,601 shares of Class A Common Stock outstanding as of April 30, 2023 and 27,597,199 shares of Class A Common Stock converted from Class B Common Stock on June 30, 2023, as further described in Item 5(c) below, and (b) assumes that all 54,234,496 shares of Class B Common Stock beneficially owned by the KKR Group, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, the KKR Group would hold approximately 32.8% of the outstanding Class A Common Stock, based on a combined total of 167,006,924 shares of Class A Common Stock.

Each of Aggregator GP (as the general partner of IE Aggregator), KKR Upstream Associates LLC (as the sole member of Aggregator GP), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of KKR Upstream Associates LLC), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by IE Aggregator. Additionally, each of KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of KKR Upstream Associates LLC), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by KKR Upstream Associates LLC.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

The Reporting Persons and PT Independence Energy Holdings LLC, a Delaware limited liability company (“PT Independence”) may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement (as defined below). However, neither the Reporting Persons nor PT Independence have voting or dispositive power over the other party’s shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units (as defined below) or shares of Class B Common Stock. PT Independence has separately filed a Schedule 13D with respect to its interest in the Issuer.

(c) On June 30, 2023, IE Aggregator converted 27,597,199 shares of Class B Common Stock and OpCo LLC Units into an equal number of shares of Class A Common Stock. On July 3, 2023, IE Aggregator made an in-kind distribution of 27,597,199 shares of Class A Common Stock to certain of its indirect limited partners (the “IE Aggregator Distribution”). The IE Aggregator Distribution was made solely to unaffiliated third parties and does not represent any sale of shares of Class A Common Stock by affiliates of KKR or funds or accounts managed by KKR or its affiliates. Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023

INDEPENDENCE ENERGY AGGREGATOR L.P.

By:	Independence Energy Aggregator
GP LLC, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss,
Assistant Secretary

INDEPENDENCE ENERGY AGGREGATOR GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss,
Assistant Secretary

KKR UPSTREAM ASSOCIATES LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for David
Rockecharlie, President

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H.
Lewin, Chief Executive Officer

KKR GROUP ASSETS HOLDINGS III L.P.

By:	KKR Group Assets III GP LLC,
its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H.
Lewin, Chief Financial Officer

KKR GROUP ASSETS III GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H.
Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp.,
its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

Annex A

Annex A is hereby amended and restated as follows:

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc., whose address (unless otherwise specified in the Schedule 13D) is c/o KKR & Co. Inc., 30 Hudson Yards, New York, New York, 10001. Each of such persons is a citizen of the United States other than Arturo Gutiérrez Hernández, who is a citizen of Mexico, Xavier B. Niel, who is a citizen of France, Evan T. Spiegel, who is a citizen of the United States and France, and Matthew R. Cohler, who is a citizen of the United States and Malta.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.

George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.

Adriane M. Brown	Managing Partner of Flying Fish Partners

Matthew R. Cohler	Former General Partner of Benchmark

Mary N. Dillon	President and Chief Executive Officer of Foot Locker, Inc.

Arturo Gutiérrez Hernández	Chief Executive Officer of Arca Continental, S.A.B. de C.V.

Dane E. Holmes	Chief Executive Officer, Co-Founder, and Chairman of Eskalera Inc.

Xavier B. Niel	Founder and Chairman of the Board of Iliad SA

Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent

Robert W. Scully	Retired, Former Member of the Office of the Chairman of Morgan Stanley

Evan T. Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.